                                     October 30, 2009

Larry Greene
Office of Disclosure and Review
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:    Dryden National Municipals Fund, Inc.
(File No. 811-02992 (the “Fund”)
      Post-Effective Amendment to Registration Statement

Dear Mr. Greene:

I am writing in response to comments which you provided to me on behalf of the Commission staff by telephone on October 22, 2009 regarding the Fund’s submission of a Post-Effective Amendment to its Registration Statement on Form N-1A pursuant to Rule 485(a) under the Securities Act of 1933.  As noted previously, the purpose for the submission of the Post-Effective Amendment under Rule 485(a) was to conform the Fund’s Registration Statement to the requirements of the summary prospectus rules promulgated by the Commission.

As also discussed, to the extent that any of the comments provided by the Commission staff are globally and/or universally applicable to the other funds in the fund complex, we will apply all such comments to the other funds in our fund complex to which the comments would be applicable.

For your convenience, a summary of the staff’s comments is included herein and the Fund’s responses are keyed accordingly, as follows:

Comment:  In the Summary Section, in the discussion entitled “Principal Risks of Investing in the Fund” the discussion of “interest rate risk” states that “instruments with floating interest rates can be less sensitive to interest rate changes.”  If applicable, please indicate whether such investments may include tender option bonds or inverse floaters.

Response:  At this time, such investments are not included, and therefore, the disclosure has not been revised.

Comment:  In the section entitled “How the Fund Invests,” under the discussion entitled “Investment Objectives and Policies” there is a discussion relating to the narrowing of credit quality spreads and its impact on Fund investments.  Please provide additional explanation.

Response:  The discussion has been deleted, because it is no longer applicable.

Comment:  The discussion of the Fund’s anti-money laundering policies and procedures in the prospectus should include some discussion or explanation relating to the “know your customer” or similar identification procedures that investors may need to comply with before being permitted to make Fund investments.

Response:  We have modified the discussion of the Fund’s anti-money laundering policies accordingly.

Comment:  In the Statement of Additional Information (SAI), in the discussion of how portfolio manager compensation is determined, the disclosure states that “the performance of the Fund was judged versus the Lipper General Municipal Debt Funds as part of the process.”  Please confirm whether or not this was the only benchmark, and the applicable time period.

Response:  We have revised the disclosure accordingly.

The Fund acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Fund may not assert a declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the Registration Statement may be communicated to the undersigned (973-802-6469).

Very truly yours,

/s/ Jonathan D. Shain
Jonathan D. Shain

cc: Larry Greene
(Securities and Exchange Commission)